Mail Stop 3561

February 16, 2006

By Facsimile and U.S. Mail

Mr. Robert B. McKnight, Jr.
Chairman of the Board and Chief Executive Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

> **Re:** **Quiksilver, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2005**
> **Filed January 17, 2006**
> **File No. 1-14229**
> **Form 8-K/A**
> **Filed September 8, 2005**
> **File No. 1-14229**

Dear Mr. McKnight:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2005
Cover

1.   Your commission file number is 001-14229, not 000-15131 as disclosed. Please revise in your future filings.

Item 15. Exhibits and Financial Statement Schedules, page 44
Consolidated Statements of Income, page 50

2.   Please tell us where you present the equity in income of minority interest and the 36.37% Cleveland Golf minority interest in your statement of cash flows.   Please quantify the amounts recorded in fiscal 2005 and tell us the facts and circumstances and authoritative GAAP that support your presentation.

Notes to Consolidated Financial Statements, page 51
Note 1- Significant Accounting Policies, page 51

3.   Please confirm that Cleveland Golf has revised its fiscal year end and is consolidated as of October 31. If Cleveland Golf's fiscal year end is not October 31 please revise your disclosure to indicate the period that is consolidated in your financial statements. See Rule 3A-02 of Regulation S-X.

Note 2 – Business Acquisitions, page 55

4.   We note your disclosure that you will account for the acquisition of Cleveland Golf as a step acquisition. In future filings, please revise your disclosures to clearly explain the accounting used in a step acquisition. We note that readers of the financial statements may not be accountants and may be unfamiliar with the term.

Note 5-Fixed Assets, page 59

5.   Please tell us about the facts and circumstances surrounding your land use rights. We are aware of your letter dated March 25, 2004. Specifically tell us the authoritative GAAP that supports your policy. If these use rights are not accounted for within the currently promulgated lease literature, please tell us how you arrived at your conclusion. Also tell us:

    a. The specific markets or countries where these use rights exist;

    b. How you determined the use right is clearly and closely associated with land rather than the lease term or estimated life of the leasehold;

     c. If you are required, legally, contractually or otherwise, to pay a use fee for all lease transactions in this market(s). If not, tell us the facts and circumstances where you do not pay a use fee;

     d. If a lease arrangement exists or has existed where you pay the landlord a use fee instead of the lessee;

     e. In arrangements where you pay previous tenants use fees, tell us if you typically assume the pre-existing leases, if new leases are executed, if the use fees are documented in the lease agreements and each named party in the lease agreements;

     f. If the previous lessees surrender their rights and obligations with the landlord under leases assumed by you;

     g. The number of leases that possess use rights, are classified as either operating and capital leases and the number of these leases that have been terminated or sublet by you;

     h. The typical length of the initial lease terms;

     i. Is the use fee refundable and, if so, under what circumstances; and

     j. If the lease provides for periodic market rate rent increases during the initial term and renewal periods.

Note 15 – Segment and Geographic Information, page 69

6.   Tell us how you concluded that you have three geographic segments. We note that you have various distribution channels and product lines. Please provide us with representative samples of reports that are used to operate your business.

7.   Please explain your justification for assigning goodwill to the Americas, Europe and Asia/Pacific reporting segments in the amounts of $145 million, $175 million and $129 million, respectively. Note 6 discloses goodwill additions of $243. 6 million associated with Rossignal; $19.3 million associated with Surfection; $10.9 million for Quiksilver Asia/DC. We note you further disclose that Rossignal generates revenue primarily in Europe and the United States. In your response please include paragraph 34 of SFAS No. 142 in your consideration.

Exhibits 31.1 and 31.2

8.   Your certifications contain duplicate disclosures in 4.(c) and (d). In future filings, please revise 4.(c). to include the required statement certifying the evaluation of the effectiveness of disclosure and control procedures as of the end of the period

covered by the report. See document (31) of the Exhibit Table in Item 601 of Regulation S-K.

Form 8-K/A filed September 8, 2005
Item 2.01 Completion of Acquisition of Assets, page 2

9.   Please refer us to the exhibit that contains the consulting agreement with the selling shareholders executed on April 12, 2005 or tell us why it has not been incorporated in a filing. If it is not available in your filings, please provide us with a copy in your response.

Exhibit 99.2, Unaudited Pro Forma Condensed Combined Financial Information, page 1

10.   We refer to pro forma adjustment 4. Please tell us if you have recorded the assets held for sale and discontinued the associated depreciation expense or alternatively, why you have not reflected this in your pro forma adjustments.

11.   We refer to pro forma adjustment 6. Please tell us if you have a recorded a benefit obligation for retirement indemnities and how it was impacted by the reduction in force announced in the restructuring plan on March 22, 2005, if at all. Include in your consideration any changes in the workforce and other assumptions used in your actuarial calculations, the nature of the retirement indemnities, the applicability of settlement or curtailment accounting and the authoritative GAAP that supports your conclusions.

        As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief